U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: March 18, 2025

Gratus Capital Properties Fund III, LLC
(the “Company”)

Commission File No. 024-11552

EIN No. 85-4126748

Delaware

(State of other jurisdiction of incorporation or organization)

718 Washington Ave N,

Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A and Class B Interests

(Issued pursuant to Regulation A)

ITEM 9. Other Events

In conjunction with the preparation of its December 31, 2024 financial statements (which are currently being audited and will be reported on Form 1-K), management recently conducted a valuation of the Company’s assets and has decided to update the price at which the Company is selling Units from between $11.08 and $11.79 per Unit to between $12.29 and $13.08 per Unit, effective March 19, 2025. This price per Unit includes a Seller’s Commission of between $0.092175 per Unit and $0.8829 per Unit, (depending on the intermediaries through which the investment is made) paid to the Company’s Broker/Dealers, and will result in net proceeds to the Company (not including any per transaction fees) of approximately $12.20 per Unit (between $12.19782 and $12.1971).

An updated Subscription Booklet is included as an Exhibit to this Current Report.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit 4.1	Fifth Amended Subscription Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gratus Capital Properties Fund III LLC

By:	/s/ Jason Weimer
Jason Weimer
Manager of GCPF Management LLC
Manager

By:	/s/ Robert Barlau
Robert Barlau
Manager of GCPF Management LLC
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Gratus Capital Properties Fund III LLC

By:	/s/ Jason Weimer
Jason Weimer
Manager of GCPF Management LLC
Manager

By:	/s/ Robert Barlau
Robert Barlau
Manager of GCPF Management LLC
Manager

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